SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D. C. 20549

FORM 15

Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934

Commission File No. 333-19201

ONE AMERICAN CORP.
(Exact name of registrant as specified in its charter)

2785 Louisiana Highway 20 West
Vacherie, Louisiana 70090
                    (225) 265-5002
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

            Common Stock, $2.50 par value
(Title of each class of securities covered by this Form)

                         None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Number of holders of record as of the certificate or notice date:   260  .

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 20, 2002	By: /s/ Frank J. Bourgeois
Name: Frank J. Bourgeois
Title: President